SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

. Form 10-K          . Form 11-K          . Form 20-F       X  . Form 10-Q          . Form N-SAR

For Period Ended: June 30, 2011

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant

BlackBox Semiconductor, Inc.

Former name if applicable

Address of principal executive office

1462 Erie Boulevard

City, state and zip code

Schenectady, New York 12305

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	b.

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	c.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The process of compiling and disseminating the information required to be included in the Form 10-Q for the period ended June 30, 2011, could not be completed without incurring undue hardship and expense. Specifically, and without limitation, the Form 10Q is required to reflect the acquisition of BlackBox Semiconductor, Inc., a Delaware corporation, from Shrink Nanotechnologies, Inc. (“Shrink”), an affiliated entity, and payment of cash and stock consideration to Shrink in exchange for BlackBox Delaware and stock of Shrink.  The registrant undertakes to file such quarterly report no later than the five days after its original due date.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

David Duncan	(518)	935-2830
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes   X  . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   X  . No      .

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s financial statements will reflect the acquisition on June 3, 2011 (the “BlackBox Acquisition”), of BlackBox Semiconductor, Inc., a Delaware corporation (“BlackBox Delaware”) from Shrink.  Specifically, the Company’s financial statements will reflect, the acquisition of (i) BlackBox Delaware (which is the holder of certain technologies licensed from the University of Chicago) and(ii) 14,000,000 shares of Shrink in exchange for issuance of 27,030,000 shares of our common stock to Shrink and payment of $75,000 to be paid on or before December 31, 2011.

BlackBox Semiconductor, Inc.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2011

By:  /s/ David Duncan

Name:  David Duncan

Title:  Chief Executive Officer